FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, March 15, 2011

Management Proposals for the Annual and Special Shareholders Meeting on March 31, 2011

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

São Paulo, February 14, 2011

Proposal for Designation of Retained Earnings for the fiscal year

(Article 9 of ICVM 481/2009)

ANNEX 9-1-II OF CVM Instruction no. 481/2009

designation of net INCOME

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders meeting of 2011, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1.            Net income for the fiscal year

The Company’s Net Income on December 31 , 2010 totals R$ 722,421,870.97. From this amount, R$ 36,121,093.55 will be designated for Legal Reserve.

2.            Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	58,408,181.69	113,167,012.67	171,575,194.36
Amount per Common Share	0.2181818181819	0.409546379	0.627728197
Amount per Preferred Share Class A	0.232228331797	0.458272685	0.690501017

3.            Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35, Paragraph 2 of the Company Bylaws.

4.            Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years is in place.

5.            Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a.            The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.409546379 per common share and R$ 0.458272685 per Preferred Share Class A, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b.            Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c.            Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the abovementioned deadline, without any monetary adjustment between the date of its declaration and the date of its actual payment.

d.            Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st quarter	Advanced Distribution re. 2st quarter	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	May 17, 2010	August 03rd, 2010	November 17, 2010	March 31, 2011
Date of Beginning of Negotiations Ex-Rights	May 18, 2010	August 4th, 2010	November 18, 2010	April 1st, 2011

6.            Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2008	2009	2010
Net earnings for the fiscal year	260,427,049.39	591,579,628.27	722,421,870.97
Total dividend total distributed	61,851,424.23	140,500,161.71	171,575,194.36
Dividend related to Preferred Shares Class A	0.273451954	0.587931773	0.690501017
Dividend related to Preferred Shares Class B	-	0.01	-
Dividend related to Common Shares	0.248592685	0.534483430	0.627728197

8.            Designation of income for the legal reserve

a.            Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 36,121,093.55 to legal reserve.

b.            Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	870.865.780,52
Taxes/ Interest in the Company capital	(148.443.909,55)
Net Income	722.421.870,97
Legal Reserve (5% of the Net Income)	36.121.093,55

9.            If the Company has preferred shares entitled to fixed or minimum dividends

a.         Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares Class A have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share Class A, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares Class A, the amount paid as minimum annual dividend.

b.         Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yeas, it is sufficient.

c.         Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d.         Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares Class A (minimum dividend)
Overall amount of the dividend paid in advance to each class of preferred share	R$ 36,659,850.56
Overall amount of the dividend to be paid to each class of preferred share	R$ 72,343,490.64
Overall amount of the dividend paid to each class of preferred share	R$ 109,003,341.20

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares Class A (minimum dividend)
Amount of the dividend paid in advance to each class of preferred share	R$ 0.232228332
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.458272685
Overall amount of the dividend paid to each class of preferred share	R$ 0.690501017

10.         With respect to the mandatory dividend

a.            Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b.            Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.            Inform the amount occasionally retained

There is no retention of mandatory dividend as a result of the financial situation of the Company.

11.         Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12.         Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13.         Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14.         Designation of income for reserves stipulated by the Bylaws

a          Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [contingencies reserve], "b" [limit to contingencies reserve], and "c" [reserve of income to be realized] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b.         Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 463,253,024.76.

c.         Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2009. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year – R$ 722,421,870.97

Legal Reserve (5%) – R$ (36,121,093.55)

Tax Base for Dividends – R$ 686,300,777.42

Dividends (25%) – R$ (171,575,194.36)

Adjusted Net Income – 514,725,583.07

Reserve for Expansion (90%) – R$ 463,253,024.76

15.         Retained earnings provided for by capital budgeting

a.         Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 514,725,583.07, in that R$ 463,253,024.76 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 51,472,558.31 based on capital budgeting under Section 196, Paragraph 2 of Law 6,404/76.

b.         Provide a copy of the capital budgeting

See Annex I.

16.         Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

CAPITAL BUDGETING

To the Shareholders: In accordance with Section 196 of Law 6,404/76, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.         Inform the designation of the Retained Earnings for 2009 (Reserve for Expansion and Capital Budgeting) as approved at the 2010 Annual and Special Shareholders’ Meeting, as follows:

(i) The Company’s Investment Plan for 2010 amounted to R$ 1,601,093,000.00. However, the investment made by the Company totaled R$ 1,235,499,476.00, that is R$ 423,268,702.46 for the opening of new stores and purchase of land, R$ 403,677,084.39 for refurbishment of stores and R$ 408.553.689,15 for infrastructure (IT, Logistics and others).

In this, R$ 379,350,436.63 were used in the Reserve for Expansion (Article 35 – Paragraph 2, of the Bylaws) and R$ 42,150,048.51 were used in the Budgeting Capital (Article 196, Paragraph 2 of Law 6,404/76). The difference, related to R$ 813,998,990.86, was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties.

(ii) To inform that the balance related to the Reserve for Expansion and the Budgeting Capital, in the total amount of R$ 421,500,485.14, will be capitalized without emission of new shares by the Company in the Annual and Special Shareholders Meeting, which shall occur on March 31, 2011, according to the Management Proposal that will be sent to the Shareholders.

2.         Inform that the Retained Earnings concerning the fiscal year of 2010 in the amount of R$ 514,725,583.07 as described below, shall be applied to the opening of new stores, refurbishment works and other investments, as per the Investment Plan for 2011, to be approved by the members of the Board of Directors. The Investment Plan for 2011 shall be funded both by said proposed Retained Earnings and by funds generated by the operational activity of the Company during the fiscal year:

- R$ 463,253,024.76 – Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws);

- R$ 51,472,558.31 – Capital Budgeting (Section 196 of Law 6,404/76);

This is our proposal.

São Paulo, February 14, 2011

THE MANAGEMENT

MANAGEMENT PROPOSAL

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for 2011 of the Company in the amount up to R$ 1,400,000,000.00, related to (i) conversion or to open stores and purchase land; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, February 14, 2011

THE MANAGEMENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

São Paulo, February 14, 2011.

PROPOSAL OF THE ELECTION OF THE MEMBERS OF THE ADVISORY BOARD

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”) hereby proposes to the Annual and Special Shareholders meeting which shall be held on March 31, 2011, the reelection of the members of the Advisory Board, according to the following.

Please find below table with the information of the candidates for reelection:

Name	Age	Profession	CPF/Passaport	Position
Luiz Carlos Bresser Gonçalves Pereira	74	Economist	007.029.788-68	Member of the Advisory Board
Mailson Ferreira da Nóbrega	68	Economist	043.025.837-20	Member of the Advisory Board
Roberto Teixeira da Costa	75	Economist	007.596.358-20	Member of the Advisory Board
José Roberto Mendonça de Barros	67	Economist	005.761.408-30	Member of the Advisory Board
Manuel Carlos Teixeira de Abreu	74	Consultant	Passaporte: 4977645	Member of the Advisory Board
Luiz Felipe Chaves D´Ávila	47	Executive	087.203.358-90	Member of the Advisory Board
Luiz Marcelo Dias Sales	76	Adman	010.125.337-00	Member of the Advisory Board
Yoshiaki Nakano	66	Executive	049.414.548-04	Member of the Advisory Board

Please find the curriculum following a summary of each member of the Advisory Board:

Luiz Carlos Bresser Goncalves Pereira

He holds a degree in Law from the São Paulo University (USP), MBA from the Michigan State University, doctor and habilitation of economy at USP. He was teacher in Getulio Vargas de São Paulo. In 1983 he was chairman of Banespa as well as Secretary of the São Paulo State Government. He was minister of Finance, minister of Federal Administration and State Reform and minister of the Science and Technology.

Mailson Ferreira da Nóbrega

He holds a degree in Economy from the Centro Universitário de Brasília (CEUB). He began his career at Banco do Brasil S.A., as head of the rural credit and industrial agency in Pernambuco. After nine years in Banco do Brasil, he was chef of Economics Affairs in the Ministry of Industry and Commerce and, later, of the Economics Affairs in the Ministry of Finance. He was twice been secretary general of Finance Minister and, between 1988 and 1990, he was the financial minister and the chairman of the National Monetary Council, the National Board of Trade, the National Council of Private Insurance, the Federal Council of Desestatization and the Fiscal Police Council. Nodaway, he is a partner of Tendências Consultoria Integrada and participates in various social and business organizations, being a member of Supreme Economic Council of the Federation Industries of São Paulo, the Fernand Braudel Institute of World Economy, of Instituto Fernand Braudel de Economia Mundial - São Paulo, and he is a member of the board of directors of IBGE, of the Editorial concil of O Estado de São Paulo journal, member of the board of directors of Câmara de Comércio Brasil-Holanda, of Escola Graduada de São Paulo (American School), of Ronald McDonald’s Institute and he participates in campaigns related to the Support Group for children and Adolescents with Cancer.

Roberto Teixeira da Costa

He holds a degree in Economy from the Universidade Federal do Rio de Janeiro. He was chairman international of Business Council of América Latina - 1998 at 2000 and the first chairman of Comissão de Valores Mobiliários.

He was member of the Council Trustee of the International Accounting Standards Committee Foundation - IASCF since its creation in 2001 until 2007. He was a member of the board of directors of Comercializadora de Energia Elétrica Ltda. (COMERC) and of Inter-American Dialogue in Washington, DC, which is currently a member of the Advisory Board. He is a member of the board of director of Sul América S.A. since 1999, being since 2002 member of his Remunerations Committee and since 2008 he is a member of its of Audit Committee and Governance and Disclosure Committee. He is chairman of the Câmara de Arbitragem da BM&FBovespa, member of the board of directors of BNDESPAR - BNDES Participations S.A. and member of the Advisory Board of HVS - Consultant and Participation, of Bunge Alimentos and of Latinoamericano Bank of the Exportaciones S.A. Moreover, he is a founding partner and actual director of CEBRI - Centro Brasileiro de Relações Internacionais and member of GACINT - Grupo de Análise da Conjuntura Internacional da USP.

José Roberto Mendonça de Barros

He holds a degree in Economy from the Universidade de São Paulo and a Doctor degree from the same institution. He did postdoctoral in Economic Growth Center, Yale University, in United States of America. He participated of the Estrategic Committee of Company Vale do Rio Doce. He was managing partner of Mendonça de Barros Associados S/C Ltda., Secretary of Policy Economic of Minister of Finance and executive secretary of the chamber of Commerce Exterior of Republic’s Presidency. In the academic, he was visiting professor of Departament of Agricultural Economics and Rural Sociology of Ohio State University and assistant professor doctor of Faculdade de Economia da Universidade de São Paulo. He was member of board of directors of CESP - Companhia Energética de São Paulo, Eletropaulo, CPFL and Comgas. Nowadays, he is consultant and member of the board of director of GP Investments and Tecnisa and the Grupo O Estado de São Paulo.

Manuel Carlos Teixeira de Abreu

He is a business consultant, a member of the Conselho da Ordem do Mérito da Presidência da República Portuguesa and a member of the Conselho Fiscal of Banco Itaú Europa.

Luiz Felipe Chaves D´Ávila

He holds a degree in Political Science from the American University in Paris. He has a Master degree in Public Administration from the Harvard Kennedy School. Founder and chairman of the Centro de Liderança Pública and the founding partner of SYKUE Bioenergya. He was the executive officer of Editora Abril and political commentator of channel television Manchete and Record and radio Trianon. He was the executive officer of the Instituto Brasileiro de Direito Constitucional and a member of the Conselho da Associação de Apoio ao Programa Comunidade Solidária. He is a “Member at Large” of Human Rights Watch Council.

Luiz Marcelo Dias Sales

He holds a degree in Agronomy from the Escola Nacional de Agronomia do Rio de Janeiro. He started his career in advertising in 1965 as the Manager Director of the Technical Advertising. He was the financial manager of Mauro Salles Publicidade and chairman of Salles Inter-Americana. Founder President of National Federation of Advertising Agencies. In 1994, he created the LMS Serviços Empresariais Ltda., in which he staid until 2003, when the company merged with others agencies, resulting in Sales, Periscinoto, Guerreiro & Associados, in which he is the Manager-Quotaholder. He is a member of Anderson Consulting and the Conselho Cultural da Petrobras Distribuidora and the Bienal de São Paulo. He is the chairman of the board of the directors and member of the Deliberative Council of the school of advertising and marketing.

Yoshiaki Nakano

Mr. Nakano born in August 30, 1944 and he is a member of the Board of Directors and Audit Committee of CSN and a member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo - FAPESP. From 1995 to 2001, the Mr. Nakano was the secretary of finance of São Paulo State. Since 2001, he is chef of the Departament of Economics of Fundação Getúlio Vargas - FGV-SP.

Compensation Proposal for Advisory Board

The directors of the Company propose to the annual compensation of the Advisory Board one hundred ninety-two thousand Brazilian Reais (R$ 192,000.00), which shall be paid as their participation in each of the Board meetings.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, February 14, 2011

THE MANAGEMENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

São Paulo, February 14, 2011.

Proposal of the Amendment of the Company’s by laws

(Article 11 of CVM Instruction 481/2009)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

São Paulo, February 14, 2011.

Proposal of the Amendment of the Company’s by laws

(Article 11 of CVM Instruction 481/2009)

MANAGEMENT PROPOSAL

To the Shareholders: COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, by its Administration, does hereby propose to the Annual Shareholders’ Meeting the amendments to Articles 4, 5 and 6 of the Bylaws, in order that they reflect the corporate capital’s consolidation, and the ending of preferred shares class B. Thus, should this proposal be approved, the abovementioned Articles shall then read as follows.

“ARTICLE 4 - The Company’s Capital Stock is five billion, five hundred and seventy-nine million, two hundred and fifty-nine thousand and twenty-four Reais and fifty-four cents (R$ 5,579,259,024.54), entirely paid in and divided into  two hundred and fifty-seven million, seven hundred and seventy-three thousand and six hundred and sixty-nine (257,773,669) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and one hundred and fifty-eight million, ninety-three thousand eight hundred and eighteen (158,093,818) preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into Class A preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one ) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Article 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new class A common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.”

In compliance with Section 11, Subsection I, of CVM Instruction no. 481/2009, a copy of the Company Bylaws is found herein as Annex 3 containing the highlighted proposed amendments.

In addition, pursuant to the terms of Section 11, Subsection II, of CVM Instruction no. 481/2009, the amendment herein proposed has its grounds on the following:

(i)             The consolidation of Article 4, considering the issuing of preferred shares class A, as a result of the latest exercise of the Company’s stock option plan, resolved on the minutes of the meeting held by the Company’s Board of directors on December 15, 2010; and

(ii)            The preferred shares class B were issued at the Company’s Special Meeting held on September 21, 2009, and were characterized by their mandatory conversion into preferred shares class A, subject to the specific schedule. Under such schedule, the conversion of the last trench was made on January 7, 2011, wherefor there are no preferred shares class B outstanding on the present date. Therefore, considering that the preferred shares class B have already met their purpose, one proposes that they be ended, and that the name “preferred shares class A” be changed to “preferred shares”.

From a legal standpoint, the proposal represents no adverse effect to the Company’s shareholders, since the total amount of the former preferred shares class B have been converted into preferred shares class A, pursuant to the schedule defined on the date of issuing thereof.

The Administrators present at the Meeting shall be able to provide all the information the Shareholders deem convenient and necessary for their sovereign decisions. This is our proposal, for which we await approval.

THE MANAGEMENT

Exhibit 1

Copy of By-laws containing highlighted the proposed amendments.

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

Authorized-Capital Publicly-Held Corporation

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, exportation, importation and representation of products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary office, clinic and hospital and pet shop with bath and shearing service;

g) rental of VCR tapes;

h) performance of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) highway transportation of general freight for its own products, including warehousing and storage services;

o) general advertising, including for other connected fields, being duly observed any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) representation of other companies, both Brazilian and foreign, and participation in other companies irrespective of the form or object of same.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company’s Capital Stock is R$ 5,579,259,024.54 (five billion, five hundred and seventy-nine million, two hundred and fifty-nine thousand and twenty-four Reais and fifty-four cents), entirely paid in and divided into 257,773,669 (two hundred and fifty-seven million, seven hundred and seventy-three thousand and six hundred and sixty-nine) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 158,093,818 (one hundred and fifty-eight million, ninety-three thousand eight hundred and eighteen) preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Article 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

ARTICLE 9 – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

I – the amendment to the Company's By-laws;

II – the appointment and removal of members of the Company's Board of Directors at any time;

III – the appointment and removal of the Chairman of the Company's Board of Directors;

IV – the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX – the approval of the accounts of the liquidator(s);

X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI – the approval or the amendment of the annual operating plan;

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companys and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI –the approval of any change in the Company's dividend policy;

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than eighteen (18) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement  among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint, in writing, other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within 7 (seven) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least 7 (seven) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least 10 (ten) members of the Board of Directors, including those represented according to the sole paragraph of articles 13 and 14 above, shall be required for the installation of a meeting of the Board of Directors.

Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of “ayes” cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these By-laws ;

n) approvethe acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent  to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to 0,5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arms-length) to be submitted to the General Shareholders’ Meetings.

ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development Sustainable Development Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

First Paragraph - Each Special Committee shall be composed of no less than 3 (three) and up to 5 (five) members, for a term of office of 3 (three) years, reelection permitted . The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to 7 (seven) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Third Paragraph - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.

Section II

Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

ARTICLE 21 –The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within 30 (thirty) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within 15 (fifteen) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least 1/3 (one third) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these by-laws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 24 –The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call, install and preside the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by 2 (two) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.

First Paragraph - The members of the Advisory Board shall have a term of office of 3 (three) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.

Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least 5 (five) days prior to the meeting.

Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.

ARTICLE 28 - It is incumbent upon the Advisory Board to:

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and

b) render opinion on any matters submitted to them by the Board of Directors.

CHAPTER VI

FISCAL COUNCIL

ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VIII

PROFIT DESTINATION

ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of 60 (sixty) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER IX

LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER X

FINAL PROVISIONS

ARTICLE 39 – The values in U.S.Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 41 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

MANAGEMENT PROPOSAL

Dear Shareholders: the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after analyzing the Management Report and the Financial Statements related to the fiscal year ended on December 31, 2010, hereby proposes to the Annual and Special Shareholders Meeting which will be held on March 31, 2011 to increase the capital stock of the Company in the amount of R$ 421,500,485.14, without the issuance of new shares, through the capitalization of resources arising from:

1.         Reserve for Expansion, constituted at the Shareholders Meeting held on April 29, 2010, in the amount of R$ 379,350,436.63.

2.         Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$ 42,150,048.51.

The aforementioned capitalization is justified to the extent that said amounts have already been used as part of the Company’s investment plan. If said proposal is approved, the capital stock of the Company will turned of R$ 5,579,259,024.54 to R$ 6,000,759,509.68 and, as a result, the article 4 of the By-laws shall become effective as follows:

 “ARTICLE 4 - The Company’s Capital Stock is six billions, seven hundred and fifty-nine thousand, five hundred and nine Reais and sixty-eight cents (R$ 6,000,759,509.68), entirely paid in and divided into two hundred and fifty-seven million, seven hundred seventy-three thousand, six hundred and sixty-nine (257,773,669) shares with no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) common shares and one hundred and fifty-eight million, ninety-three thousand, eight hundred and eighteen (158,093,818) preferred shares Class A”

In accordance with the article 11, I, of Instruction CVM 481/2009, please find below the Article 4th caput of the Company’s By Laws with the modification illustrated:

“ARTICLE 4 - The Company’s Capital Stock is six billions, seven hundred and fifty-nine thousand, five hundred and nine Reais and sixty-eight cents (R$ 6,000,759,509.68) entirely paid in and divided into two hundred and fifty-seven million, seven hundred and seventy-three thousand and six hundred and sixty-nine (257,773,669) shares with no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred and fifty-eight million, ninety-three thousand and eight hundred and eighteen (158,093,818)) are preferred shares Class A.”

Still, in accordance with the article 11, I, of Instruction CVM 481/2009 such modification, by the legal perspective of view, does not cause any loss to the shareholders of the Company, since all the shareholders will have the rights to exercise their preemptive rights, according to the Notice of the Shareholders which shall be published after the Annual and Special Shareholders’ Meeting, if approved.

The members of the Board of Executive Officers attending the Shareholders Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present to which we expect the due approval.

São Paulo, February 14, 2011.

THE MANAGEMENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

São Paulo, February 14, 2011.

Capital Increase

(Article 14 of CVM Instruction 481/2009)

EXHIBIT 14 OF CVM RULE 481/2009

CAPITAL INCREASE

1.    State the amount of the increase and the new capital stock.

The Company’s capital increase totaled R$ 421,500,485.14, raising the capital stock from R$ 5,579,259,024.54 to R$ 6,000,759,509.68.

2.    State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital increase will occur due to the capitalization of the Expansion Reserve and Retained Earnings based on the Capital Budgeting, without the issuance of new shares.

3.    Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

Said capitalization is justified since the funds in the Expansion Reserve and Retained Earnings based on the Capital Budget have already been fully allocated within the Company’s investment plan.

4.    Provide a copy of the Fiscal Council Report.

See Exhibit I.

5.    In the case of capital increase through the subscription of shares.

Not applicable.

6.    In the case of a capital increase through the capitalization of profits or reserves:

a.      State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase, to be carried out through the capitalization of the expansion reserve and retained earnings based on the capital budget, will not result in the distribution of new shares to shareholders.

b.      State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

The capitalization of the expansion reserve and retained earnings will be carried out without altering the number of shares issued by the Company.

c.      In the case of distribution of new shares.

Not applicable.

d.      State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e.      State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7.    In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants.

Not applicable.

EXHIBIT I

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

1.            Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 421,500,485.14, without the issuance of new shares, through the capitalization of resources arising from: (i) Reserve for Expansion, constituted at the Shareholders Meeting held on April 29, 2010, in the amount of R$ 379,350,436.63; and (ii) Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$ 42,150,048.51.

2.            Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 105,674,982.41, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2010 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, February 23, 2011.

MANAGEMENT PROPOSAL

Dear Shareholders: The Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to the provisions in the “Goodwill Amortization Structure and Schedule Agreement” executed by the members of the Diniz family (per se and by its affiliates) and Casino, with the Company’s intervention, on June 22, 2005 and amended on September 28, 2006 (“Goodwill Agreement”), and after the analysis of the Management Report and the Financial Statements for the year ended December 31, 2010, proposes the General Meeting the increase in the Company’s capital stock in the amount of R$ 105,674,982.41, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2010 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

As provided for by the Goodwill Agreement, 20% of the total increase amount, that is, R$ 21,135,023.33 will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$ 84,539,959.08 will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001-38 (“Wilkes”), pursuant to Article 7, caput of CVM Rule 319/99, by means of the issue of new preferred shares. This amount is R$ 26.85 less than the R$ 84,539,985.93 stated in the Call Notice of the Annual and Extraordinary General Meeting to be held on March 31, 2011, which corresponds to that part of the capital increase to be capitalized on behalf of the Company’s controlling shareholder. Said difference of R$ 26.85 will be added to the amount of R$ 21,134,996.48 which will be capitalized for the benefit of all shareholders, totaling therefore R$ 21,135,023.33.

The Company’s shareholders will have the preemptive right, pursuant to paragraph 2 of Article 171 of Law 6,404/76 (as amended). Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 62.43 per preferred share. Thus, 1,354,156 preferred Company shares will be issued, totaling R$ 84,539,959.08.

Thus, in view of the approval of (i) the Management Proposal to capitalize the Expansion Reserve and Profit Retention Reserve based on the Capital Budgeting, resulting in the increase of Company’s capital stock dated on February 15, 2011; and (ii) the present Proposal by Shareholders, the Company’s capital stock increased of R$ 6,000,459,509.68 to R$ 6,106,434,492.09, divided into 259,127,825 shares with no par value, of which 99,679,851 are common shares and 159,447,974 are preferred shares. Subsequently, the caput of Article 4 of the Company’s Bylaws will become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is six billion, one hundred and six millions, four hundred and thirty four thousand, four hundred and ninety two Reais and nine cents (R$ 6,106,434,492.09) entirely paid in and divided into two hundred and fifty-nine million, one hundred and twenty-seven thousand and eight hundred and twenty-five (259,127,825)  shares with no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred and fifty-nine million, four hundred and forty-seven thousand and nine hundred and seventy-four (159,447,974) are preferred shares.”

In accordance with the article 11, I, of Instruction CVM 481/2009, please find below the Article 4th caput of the Company’s By Laws with the modification illustrated:

“ARTICLE 4 - The Company’s Capital Stock is six billion, one hundred and six millions, four hundred and thirty four thousand, four hundred and ninety two Reais and nine cents (R$ 6,106,434,492.09) entirely paid in and divided into two hundred and fifty-nine million, one hundred and twenty-seven thousand and eight hundred and twenty-five (259,127,825) shares with no par value, of which ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and four hundred and forty-seven thousand and nine hundred and seventy-four (159,447,974) are preferred shares.”

Still, in accordance with the article 11, I, of Instruction CVM 481/2009 such modification, by the legal perspective of view, does not cause any loss to the shareholders of the Company, since all the shareholders will have the rights to exercise their preemptive rights, according to the Notice of the Shareholders which shall be published after the Annual and Special Shareholders’ Meeting, if approved.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, March 15, 2011.

THE MANAGEMENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

São Paulo, March 15, 2011.

Capital Increase

(Article 14 of CVM Instruction 481/2009)

EXHIBIT 14 OF CVM RULE 481/2009

CAPITAL INCREASE

1.    State the amount of the increase and the new capital stock.

Increase in the Company’s Capital Stock in the amount of R$ 105,674,982.41, from R$ 6,000,759,509.681 to R$ 6,106,434,492.09.

2.    State whether the capital increase will occur due to: (a) the conversion of debentures into shares; (b) the exercise of subscription rights or subscription warrants; (c) the capitalization of profits or reserves; or (d) the subscription of new shares.

The capital stock increase will be made through the capitalization of a portion of the special goodwill reserve, and part of the capital increase will demand the issuance of new shares, pursuant to item 3 below.

3.    Explain, in detail, the reasons for the capital increase and its legal and economic consequences.

The capital increase corresponds to the capitalization of a portion of the special goodwill reserve, in the amount of the effective tax credit assessed by the Company in calendar year 2010, equivalent to R$ 105,674,982.41, due to the amortization of the goodwill paid by Group Casino in the acquisition of its respective investment in the Company, pursuant to the “Goodwill Amortization Structure and Schedule Agreement” entered into by and between the members of the Diniz family (on their behalf and on behalf of their affiliate companies) and Casino, with the Company acting as the intervening party, on June 22, 2005, and amended on September 28, 2006 (“Goodwill Agreement”).

As provided for by the Goodwill Agreement, 20% of the total increase amount, that is, R$ 21,135,023.33 will be capitalized without the issue of new shares, benefiting all shareholders and 80% of the total increase amount, that is, R$ 84,539,959.08 will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A., joint-stock company duly incorporated and existing in accordance with the laws of the Federative Republic of Brazil, headquartered in the city of São Paulo, State of São Paulo, Brazil, at Av. Brigadeiro Luis Antônio, 3126, and registered under Corporate Taxpayer’s ID the National Registration of Legal Entities (CNPJ/MF) 04.745.350/0001-38 (“Wilkes”), pursuant to Article 7, caput of CVM Rule 319/99, by means of the issue of new preferred shares  . This amount is R$ 26.85 less than the R$ 84,539,985.93 stated in the Call Notice of the Annual and Extraordinary General Meeting to be held on March 31, 2011, which corresponds to that part of the capital increase to be capitalized on behalf of the Company’s controlling shareholder. Said difference of R$ 26.85 will be added to the amount of R$ 21,134,996.48 which will be capitalized for the benefit of all shareholders, totaling therefore R$ 21,135,023.33.

1Capital stock after the capitalization of the Expansion and Retained Profits Reserves based on Capital Budget, pursuant to the Management Proposal of February 15, 2011.

Regarding the increase upon issuance of new share, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of Article 171 of Law 6,404/76. Should any shareholder decide to exercise the preemptive right, the amounts paid by the shareholder will be directly delivered to Wilkes. The preemptive right shall be exercised within thirty (30) consecutive days, as of the publication of a Notice to Shareholders informing on the start of such a term.

After Wilkes receives the new shares issued in the capital increase, such new shares will be transferred to Group Casino pursuant to the Goodwill Agreement.

4.    Provide a copy of the Fiscal Council report.

See Exhibit I.

5.    In the case of capital increase through the subscription of shares:

a.      Describe the allocation of the proceeds

The proceeds will be fully allocated to the Company’s capital.

b.      Inform the number of shares issued for each type and class

A total of 1,354,156 preferred shares will be issued.

c.      Describe the rights, advantages and restrictions of the shares to be issued

Preferred   shares will be entitled the following advantages and preferences:

(i)      Priority in capital refund, whose amount will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in case the Company is liquidated;

(ii)     Priority in receiving minimum annual dividend, non-cumulative, in the amount of R$0.08 per one (1) preferred   share;

(iii)    Participation with the same conditions granted to common shares in the distribution of bonus shares resulting from the capitalization of reserves or accrued profits; and

(iv)    Participation in receiving the dividend provided for in article 35, IV, item “c” of the Bylaws, which shall be distributed to the common and preferred shares in such a manner that each preferred   share will receive a dividend that is ten percent (10%) higher than the one attributed to each common share, pursuant to article 17, paragraph 1 of Law 6,404/76, amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to preferred   shares, the amount paid as minimum dividend pursuant to item “b” of this Paragraph 1.

d.      Inform whether the subscription will be public or private

Private subscription.

e.      For a private subscription, inform if related parties, as defined by the accounting rules addressing this matter, will subscribe shares in the capital increase, reporting the respective amounts, if such amounts are already known.

Pursuant to item 3 above, 80% of the total increase, that is R$ 84,539,959, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99. The effective number of shares subscribed by Wilkes will be known after the end of the deadline for the exercise of the preemptive right by the minority shareholders as described in item 3 above.

f.       Inform the issuance price of the new shares, or the reasons why the board of directors should be in charge of setting it, for public distributions.

R$ 62.43 per preferred share.

g.      Inform the face value of the shares issued or, for non-par shares, the portion of the issuance price that will be allocated to the capital reserve.

Not applicable.

h.      Management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase.

Pursuant to item 3 above, 20% of the total increase, that is R$ 21,135,023.33, will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase, that is R$ 84,539,959.08, will be capitalized to the benefit of Wilkes, pursuant to article 7, caput of Instruction CVM 319/99, through the issuance of new preferred   shares. Since upon the issuance of new shares the Company’s shareholders will be ensured the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76, there will be no harm or dilution to the other shareholders of the Company.

i.       Inform the criteria to calculate the issuance price and justify in details the economic aspects that have led to this choice.

The issue price was determined based on the weighted average of the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting which will discuss the proposed capital increase, in accordance with item III of paragraph 1 of Article 170 of Law 6,404/76 (as amended), corresponding therefore to R$ 62.43 per preferred share  .

j.       In case the issuance price was set with a premium or discount over the market value, identify the reason for such premium or discount, and explain how it was determined.

Not applicable.

k.      Provide a copy of all reports and studies that supported the determination of the issuance price.

In accordance with item “j” above, the issuance price will be defined based on the average of fifteen (15) prior trading sessions before the first Call Notice of the Annual and Special Shareholders Meeting in which the shareholders will deliberate to. See Exhibit II.

l.       Inform the quotation of each type and class of the Company’s shares in the markets where they are traded, including:

i.        Minimum, average and maximum quotation in each of the last three (3) years (Amounts in R$ per share)

PCAR5

Date	Minimum	Maximum	Medium
2008	24.68	40.67	34.61
2009	27.97	65.02	41.75
2010	54.42	71.20	62.10

ii.      Minimum, average and maximum quotation in each quarter of the last two (2) years (Amounts in R$ per share)

PCAR5

Date	Minimum	Maximum	Medium
1T2009	27.97	32.68	30.05
2T2009	31.98	38.26	35.25
3T2009	38.00	50.00	44.79
4T2009	50.00	65.02	57.02
1T2010	57.65	68.19	62.57
2T2010	54.42	64.11	59.26
3T2010	56.15	64.50	60.34
4T2010	59.33	71.20	66.40

iii.     Minimum, average and maximum quotation in each of the last six (6) months (Amounts in R$ per share)

PCAR5

Date	Minimum	Maximum	Medium
Ago/10	56.15	61.90	58.95
Set/10	57.19	63.00	59.55
Out/10	59.33	66.60	61.97
Nov/10	66.10	71.20	68.66
Dez/10	66.70	70.69	68.46
Jan/11	61.71	70.23	67.08
Fev/11	58,95	62,20	60,98

iv.      Average quotation in the last 90 days (Average quotation from 12/13/2010 to 03/15/2011): PCAR5:  R$ 64.81 per share

m.     Inform the shares’ issuance price in capital increases made in the last three (3) years

Date	Total amount	Issued Shares	Shares’ Issuance Price
05/27/2008	R$ 217,860,956.46	6,143,851 preferred shares	R$ 35.46 per share.
04/30/2009	R$ 88,780,155.73	80% of the increase of the capital stock was converted on 2,197,528 preferred shares	R$ 32.32 per share.
09/21/2009	R$ 664,361,840.00	16.609.046 preferred shares Class B	R$ 40.00 per share
29/04/2010	R$ 83,908,229.25	80% of the increase of the capital stock was converted on 1,111,551 preferred shares class A	R$ 60.39 per share

n.      Percentage of potential dilution resulting from the issuance

There will be no dilution, if the minority shareholders use their preemptive rights, as described in item 5 (h) above.

o.      Inform the deadlines, conditions and means of subscription and payment for the shares issued

Described in item 3 above.

p.      Inform if the shareholders will be granted the preemptive right to subscribe the new shares issued and provide details on the terms and conditions this right is subject to

Upon the issuance of new shares, the Company’s shareholders will be granted the preemptive right, pursuant to paragraph 2 of article 171 of Law 6,404/76. If any shareholder decides to exercise his preemptive right, the amounts paid by him will be transferred directly to Wilkes. The preemptive right shall be exercised within up to thirty (30) calendar days following the publication of the Notice to Shareholders informing on the beginning of such deadline.

The shares acquired as of April 1st, 2011, including, shall not be entitled to the subscription right.

The preemptive right of the Company’s shareholders shall be exercised at the ration of 0,52580194% in new preferred shares, pursuant to the caput in Article 171 of Law 6,404/76.

There will not be a new General Meeting to ratify the increase of the Company’s capital stock after the preemptive right period.

q.      Management proposal for the treatment of occasional unsubscribed shares.

There will be no unsubscribed shares since all preferred   shares to be issued will be capitalized to the benefit of Wilkes, observing the Company’s shareholders’ preemptive right, pursuant to item 5 “p” above.

r.       Describe in detail the procedures to be adopted in case a partial homologation is expected for the capital increase.

Not applicable.

s.      In case the issuance price is fully or partially realized in assets:

Not applicable.

6.    In the case of a capital increase through the capitalization of profits or reserves:

a.      State whether the transaction will imply changes to the par value of the shares, if any, or the distribution of new shares to shareholders.

The Company’s shares have no par value. The proposed increase will demand the distribution of new shares among the shareholders, because 80% of the increase of the capital stock will be resolved by private subscription in benefit for Wilkes, in observance with the preemptive rights of the shareholders, in accordance with item 5 h above, and the remaining part, 20% of the total increase, will be capitalized without the issuance of new shares in benefit for all shareholders, as described in item 3 above.

b.      State whether the capitalization of profits or reserves will be exercised with or without changes in the number of shares, in the case of companies whose shares have no par value.

Pursuant to item 3 above, 20% of the total increase will be capitalized without the issuance of new shares, to the benefit of all shareholders, and 80% of the total increase will be capitalized to the benefit of Wilkes, pursuant to article 7, caput, of Instruction CVM 319/99, through the issuance of new preferred shares  .

c.      In the case of distribution of new shares

i.        Inform the number of shares issued for each type and class:

It will be issued 1,354,156 preferred shares.

ii.      Inform the percentage the shareholders will receive in stock:

The new shares, corresponding of 80% of the capital sotck will be issued to Wilkes in observance with the preemptive rights of the shareholders, in accordance with item 3, above.

iii.     Describe the rights, advantages and restrictions of the shares to be distributed:

Theses new preferred shares will have the same rights and characteristics as the currently preferred shares  , except for the dividends related to the fiscal year ended on December 31, 2010.

iv.     Inform the acquisition cost, in Brazilian reais per share, to be attributed so that the shareholders comply with article 10 of Law 9,249, of December 26, 1995:

R$ 62.43

v.       Inform how fractions will be dealt with, if applicable:

Not applicable.

d.      State the period established in paragraph 3 of Article 169 of Law 6404 of 1976.

Not applicable.

e.      State and provide information and the documents required in item 5 above, when applicable.

Not applicable.

7.    In case of a capital increase due to conversion of debentures into shares or by exercising subscription warrants:

Not applicable.

São Paulo, March 15, 2011.

EXHIBIT I

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

FISCAL COUNCIL REPORT

The Fiscal Council, on this date and by conference call, examined the following Management Proposals:

1.             Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 421,500,485.14, without the issuance of new shares, through the capitalization of resources arising from: (i) Reserve for Expansion, constituted at the Shareholders Meeting held on April 29, 2010, in the amount of R$ 379,350,436.63; and (ii) Reserve of Earnings Retention based on the Capital Budgeting in the amount of R$ 42,150,048.51.

2.             Management Proposal related to the increase in the Company’s capital stock in the amount of R$ 105,674,982.41, by means of the capitalization of the goodwill special reserve portion, in the amount equivalent to the effective income tax amount no longer collected by the Company in calendar year 2010 due to the goodwill amortization paid by the Casino Group in the acquisition of its respective investment in the Company.

In accordance with our examination, information and clarifications, the Fiscal Council report that the proposals aforementioned are suitable with said subjects and these proposals are in condition to be appreciated by the shareholders at the Annual and Special Shareholders Meeting.

São Paulo, February 23 , 2011.

EXHIBIT II

Evolution of PCAR5 quotation in the fifteen (15) trading sessions prior to the publication of the first Call Notice of the General Meeting

Date	PCAR5 (R$) - Quotation
21/feb/11	61.62
22/feb/11	61.01
23/feb/11	60.70
24/feb/11	61.73
25/feb/11	61.52
28/feb/11	61.66
01/mar/11	61.51
02/mar/11	61.86
03/mar/11	62.92
04/mar/11	63.25
09/mar/11	63.25
10/mar/11	63.63
11/mar/11	63.51
14/mar/11	64.46
15/mar/11	64.68
Average	62.43

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 22, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.